Exhibit 21.1

Subsidiaries of Clene Inc.

Name of Subsidiary	Jurisdiction of Organization
Clene Nanomedicine, Inc.	Delaware
Clene Australia Pty Ltd	Australia
dOrbital, Inc.	Delaware
Clene Netherlands B.V.	Netherlands